NOTICE OF CHANGE OF AUDITOR (National Instrument 51-102) TO: PKF O’Connor Davies, LLP (“Predecessor Auditor”) AND TO: PricewaterhouseCoopers LLP (“Successor Auditor”) AND TO: Ontario Securities Commission New Brunswick Financial and Consumer Services Commission British Columbia Securities Commission Alberta Securities Commission Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission Autorité des marchés financiers Nova Scotia Securities Commission Office of the Superintendent of Securities, Government of Prince Edward Island Service NL, Financial Services Regulation Division Office of the Superintendent of Securities, Government of the Northwest Territories Office of the Superintendent of Securities, Government of Nunavut Office of the Superintendent of Securities, Government of Yukon __________________________________________________________________________________ Organigram Global Inc. (the “Corporation”) hereby gives the following notice of a change of auditor of the Corporation in accordance with Section 4.11 of Part 4 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”): 1. On February 5, 2026, the Company’s Board of Directors (the “Board”) determined that it was terminating the Predecessor Auditor as it would not ask the Predecessor Auditor to stand for reappointment as auditor of the Corporation at its next annual general meeting (“AGM”). On February 9, 2026, the Board determined it would appoint the Successor Auditor by proposing the Successor Auditor stand for appointment as auditor of the Corporation at the AGM. 2. The Predecessor Auditor issued unqualified reports on the Company’s consolidated financial statements for the fiscal years ended September 30, 2025 and September 30, 2024. The Predecessor Auditor issued an adverse opinion on the effectiveness of the Company’s internal control over financial reporting for the fiscal years ended September 30, 2025 and September 30, 2024 due to the existence of material weaknesses. 3. There have been no “reportable events” (as defined in Section 4.11 of NI 51-102) between the Corporation and the Predecessor Auditor. 4. The Company has requested from each of the Predecessor Auditor and the Successor Auditor, letters addressed to the securities regulatory authorities of each of the provinces and territories of Canada, stating whether or not they agree, disagree, and the reasons why, or have no basis to agree or disagree with the above statements. 5. The Audit Committee has approved this Notice of Change of Auditor. DATED at the City of Toronto, in the Province of Ontario, this 10th day of February, 2026. ORGANIGRAM GLOBAL INC. (Signed) “Greg Guyatt” Greg Guyatt Chief Financial Officer